CORDIA CORPORATION

445 Hamilton Avenue, Suite 408

White Plains, New York 10601

July 5, 2005

Larry Spirgel, Assistant Director

Division of Corporate Finance

United States Securities & Exchange Commission

100 F Street

Washington, D.C 20549

Re:

Cordia Corporation

Registration Statement on Form SB-2

Filed May 17, 2005-06-15

333-124996

Form 10-KSB for the year ended December 31, 2004

Filed March 29, 2005-06-15

Form 10-QSB for the quarter ended March 31, 2005-06-15

Filed May 11, 2005-06-15

File No. 0-51202

Dear Mr. Spirgel:

Below you will find Cordia’s responses to the issues raised in the Commission’s comment letter dated June 14, 2005.  Enclosed with Cordia Corporation’s responses are three (3) copies of red-lined versions and clean copies of our Amendment No. 1 to Registration Statement on Form SB-2 filed. In addition, in response to comment 25 regarding the production of agreements, a copy of our agreement with Qwest Communications is attached for your review.

Form SB-2

Prospectus Cover Page

1.  We note that you refer to the “selling security holders” and “selling shareholder.” Please revise your prospectus throughout to use one of these terms and ensure that the term you use is singular.

Cordia Response/Action:  The registration statement has been amended to refer to “selling security holder” throughout.

Prospectus Summary

Overview, page 1

2. We note your disclosure that you generate the “majority” of your revenue from telecommunication services. Please disclose the percent of your revenues attributable to providing these services.  In particular, please disclose the percent of your revenues that are attributable to retail telecommunications services. Please also disclose that you lease the network to enable you to provide the telecommunications services you provide.

Cordia Response/Action:  The first paragraph in the overview has been modified to read as follows (see page 1):

Cordia Corporation is a communications services firm generating a majority of our revenue, approximately 98% at March 31, 2005, through the retail telecommunications products and services that we are able to offer our customers by leasing the underlying network of larger telecommunications carriers.  We currently provide Internet access, local exchange, domestic and international long distance telecommunications services and a full suite of local features and calling plans with service offerings to small business and residential consumers in New Jersey, New York and Pennsylvania.

3. Your description of your web-based services is vague. In the regard, please clarify whether you install the software and operate each of the services you reference. For example, are you responsible for handling the customer service function for your customers? Also, do you sell these services to customers as a package or are customers able to select which services to purchase? In addition, please clarify terms such as “provisioning” and “margin integrity” so that investors not familiar with you industry will be able to understand these terms.

Cordia Response/Action:  Clarifying language has been added to the second paragraph of the overview section. See page 1.

4. We note that you intend to offer Voice over Internet Protocol services and that you expect to “commence our initial rollout of VoIP during 2005.” Please disclose when in 2005 you expect to offer these services and whether you expect to generate revenue from these services in 2005.

Cordia Response/Action:  We commenced our commercial roll-out of VoIP June 7, 2005 and believe revenues attributable to this service offering will be minimal, representing approximately less than 1% of total revenue during 2005.  See last paragraph of overview section.  See page 2.

Summary of Financial Information, page 2

5. Please disclose that your auditors have stated that you have suffered recurring losses from operations that raise substantial doubt about your ability to continue as a growing concern.  Please also disclose your accumulated deficit of $4.1 million and your net loss for 2004.

Cordia Response/Action:  Our summary of financial information has been modified to include the going concern qualification and to disclose our accumulated deficit and net loss for 2004.  See page 2.

Risk Factors, page 2

6. Your risk factors must specifically address the risks related to the offering. For example, consider whether the large number of shares available for future sale under the registration statement could adversely affect the market price of your common stock.  Please revise accordingly. We also note that under Section 1.1 of the preferred stock purchase agreement between you and Barron that Barron has the ability to waive the 4.99% ownership limit at anytime. Please consider including a risk factor to address the potential risk if Barron waives this restriction.

Cordia Response/Action:  The following captions and disclosures have been included in the Risk Factor discussion:  The selling security holder’s conversion of series A convertible preferred stock and exercise of warrants may result in the dilution of voting power of common stock held by existing stockholders.,  The shares available for future resale under this registration statement can adversely affect the market price of our common stock, and The warrants are subject to certain conditions which will result in an adjustment of the exercise price thereby reducing our anticipated cash received from the exercise of the warrants and which will reduce our anticipated shareholder’s equity.

Our dependency on underlying service providers...,page 3

7. For each of your wholesale agreements please disclose the term and whether these agreements may be terminated. Please remove the second sentence since this is mitigating language and please also remove the mitigating language in the fourth sentence. Please also quantify how the surcharges and higher costs have impacted your business and please address whether you have had difficulty in the past with regard to obtaining leases in order to “ensure the continued supply of telecommunications offerings.” In addition, the disclosure you describe in the second paragraph appears to relate to a separate risk. Accordingly, please move this disclosure under an appropriately titled caption. Please also describe in that separate risk factor whether you have difficulty in the past with regard to your dependence on ILECS to process you orders, etc.

Cordia Response/Action:  The mitigating language has been deleted, additional language has been added, and the second paragraph is now its own separate risk factor

Our lack of capital limits our ability to compete...,page 3

8. Please clarify what you mean by “a minimum level of market penetration.” Also, please discuss in more specific terms your competitors, particularly in the geographic markets where you operate.

Cordia Response/Action:  The phrase “a minimum level of market penetration” has been deleted from the registration statement.  In its place, is language which clarifies that we reach a certain line count to maintain our profitability.   In addition, more specific terms regarding our competitors have been included.  See page 4.

Government regulation of traditional telecommunications...,page 4

9. Briefly describe how the carriers’ obligations to competitive local exchange carriers have adversely impacted you and disclose how your current agreements “have stretched [your] resources” and will limit your growth. Explain here or in MD&A why without your recent financing you may not have been able to comply with the financial terms of your agreements with Verizon and Qwest.

Cordia Response/Action:  The registration statement has been modified to describe in more detail the affect the letters of credit had on our cash and its relationship to the recent financing and “stretched….resources.”  See page 5.

Failure of customers to pay bills...,page 4

10. Most of your disclosure in the second paragraph is mitigating disclosure. Please delete all mitigating language and please focus your disclosure on the risk and how your business is impacted by your customers’ failure to timely pay for services.

Cordia Response/Action:  The heading of this risk factor has been re-stated to read: Failure of customers to pay bills in a timely manner adversely affects our ability to pay our underlying network provider.   In addition, the mitigating language has been deleted to the disclosure focuses on our risk.  See page 5.

We are considered a penny-stock..., page 5

11. The risk you convey in the caption and the text is unclear. It appears that the risk is that the penny stock rules may result in fewer brokers willing to make a market in your shares. Please revise. Also, please delete your disclosure that the risk disclosure document is “prepared by the Securities and Exchange Commission.”

Cordia Response/Action:  Caption has been modified to clarify the nature of the risk and language referencing the Securities and Exchange Commission has been deleted.  See page 6.

We are not yet certified as being in compliance with the internal control rules..., page5

12. Please note that the compliance dated for non-accelerated filers regarding amendments to the rules under Exchange Act that were adopted pursuant to Sections 404 of the Sarbanes-Oxley Act have been extended. See SEC Release No. 33-8548 (March 2, 2005).

Cordia Response/Action:  Disclosure modified to include date that we must comply with Sections 404 of Sarbanes-Oxley.  See page 7.

Use of Proceeds, page 6

13. Disclose the aggregate proceeds that you will receive if Barron exercises all shares underlying Warrant A and B.

Cordia Response/Action:  The following language has been included in this section:  The aggregate proceeds that we will receive if selling security holder exercises all outstanding warrants is $4,500,000.  See page 8.

Selling Security Holder, page 7

14. Disclose the aggregate consideration you received in the private placement.

Cordia Response/Action:  The total aggregate consideration received was $1,500,000; this section has been modified to disclose this information.  See page 8.

15. Provide all of the information required by Item 507 of Regulation S-B. For example, state the amount of securities of the class owned by the selling security holder prior to the offering, the amount to be offered for the selling security holder’s account, the amount and percentage of the class to be owned by the selling security holder after completions of the offering.

Cordia Response/Action:  This section has been modified to include information as required by Item 507 of Regulation S-B.  Please see newly added third paragraph.   See page 8.

16. Identify the natural persons who have voting or investment control of Barron. See #4S under Regulation S-K of the March 1999 Supplement to the Division or Corporation Finance: Manual of Publicly Available Telephone Interpretations.

Cordia Response/Action:  This section has been modified to identify Andrew Barron Worden as having sole voting and investment control of Barron Partners, LP.  See page 8.

17. Tell us in your response letter whether Barron is a registered broker-dealer or an affiliate of a registered broker-dealer. See Rule 405 under the Securities Act. Please note that when you register private shares for resale, any broker-dealers or affiliates would not be eligible to be selling stockholders, and you would have to characterize the transactions as a primary offering with these entities named as underwriters.

Cordia Response/Action:  Barron Partners, L.P., is not a registered broker-dealer or an affiliate of a registered broker-dealer.

Description of Securities, page 12

18. Please also disclose in this section the right of first refusal provision and the insider selling restriction contained in your preferred stock purchase agreement with Barron.

Cordia Response/Action:  Additional disclosure included in Description of Securities discussion, see new paragraph before “Common Stock” heading on page 14.

19. We note your disclosure that your authorized capital stock consists of 100,000,000 shares of common stock, however Section 4.3 of your preferred stock purchase agreement with Barron indicates that your total authorized shares is 25,000,000. Please revise or advise in your response letter.

Cordia Response/Action:  Our authorized capital stock consists of 100,000,000 shares of common stock.  The amount cited in Section 4.3 of the preferred stock purchase agreement is the result of a typographical error.  This error was corrected by amendment to the preferred stock purchase agreement dated March 10, 2005 and filed with the Commission as an exhibit to Form 8-K/A on March 11, 2005 and has been included to our Registration Statement as exhibit 10.7.

20. Please revise the first sentence of the second paragraph to indicate that the selling security holder is offering the securities and not you.

Cordia Response/Action:  The first sentence has been revised to clarify that the selling security holder is offering the securities.

Series A Convertible Preferred Stock, page 12

21. Please disclose that the 1,500,000 of preferred shares is convertible into an equal number of shares of common stock. Please also describe Barron’s ability to waive the 4.99% ownership restriction.

Cordia Response/Action:  Disclosure of 1:1 conversion ratio and revocation of 4.99% ownership restriction included in discussion of Series A convertible preferred stock.  See page 15.

Warrants, page 13

22. Explain how the warrants are to be adjusted if the company fails to meet the prescribed annual EBITDA requirements or if the company sells shares below $1.00 per share.

Cordia Response/Action:  Explanation of adjustment calculation included in discussion of warrants.  This adjustment has also been included as a risk factor under the risk factor heading:  The warrants are subject to certain conditions which will result in an adjustment of the exercise price thereby reducing our anticipated cash received from the exercise of the warrants and which will reduce our anticipated shareholder’s equity. See page 15.

Description of Business, page 15

Overview, page 15

23. Please enhance your discussion regarding how you generate revenue. In this regard, please disclose how many business customers you have and how many residential customers you have. Do you offer bundled products to your customers? Do you enter into agreements with customer for the outsourcing of tasks such as customer service?

Cordia Response/Action:  The first paragraph under the Overview section under Description of Business has been modified to read as follows (see page 18):

Cordia Corporation is a communications services firm generating a majority of our revenue through our wholly owned subsidiary Cordia Communications Corp. and the telecommunications products and services we offer our customers. We currently provide Internet access, local exchange, domestic and international long distance telecommunications services on a bundled basis to approximately 9,000 small businesses and approximately 50,000 residential consumers in New Jersey, New York and Pennsylvania. We also provide, on a contractual basis and on a month to month basis, web-based operating support systems (“OSS”) and related services to several competitive local exchange carriers who rely on our systems, services and experience in the industry in the management of their telecommunications operations.

24. Please describe the FCC’s recent ruling in greater detail. For example, clarify which elements of the network you are restricted from accessing and clarify why the ruling “created an environment of uncertainty.”

Cordia Response/Action:  The elements that are restricted are those that are necessary for CLEC’s to provide local telephone service in a cost effective manner.  Language has been further clarified to remove the reference to, “created an environment of uncertainty.”  See page 18.

25. Describe the material terms of your agreements with Verizon and Qwest. Also, file these agreements as exhibits or tell us in your response letter why you are not required to file the as exhibits.

Cordia Response/Action:  Aside from the disclosure that we have entered into an agreement with Verizon we are contractually prohibited from disclosing any additional terms.  I have contacted the legal department at Verizon to discuss filing this agreement as an exhibit and Verizon is adamantly opposed, as it is their position that the agreement in its entirety is confidential and public dissemination of the agreement will be a material breach of said agreement.  I discussed filing a redacted version with the Secretary of the Commission and requesting confidential treatment of the agreement in accordance with rule 406 promulgated by the SEC under the provisions of the Securities Act of 1933.  Verizon will not allow a redacted version to be filed as it is their position that the entire agreement is confidential.   Based on the foregoing it is our position that we cannot file this agreement as an exhibit to our registration statements as it will result in a material breach of the agreement.  See page 18.

There is no prohibition with respect to the Qwest agreement and additional terms have been disclosed and the agreement has been attached as an Exhibit 10.12 to our registration statement.

26. Similarly, please describe your agreement with Covad in greater detail and file this agreement as an exhibit or tell us in your response letter why you are not required to file this agreement as an exhibit.

Cordia Response/Action:  Additional detail has been provided.   Cordia derives approximately 98% of our revenue from our traditional telecommunications related business and therefore this agreement, which is unrelated to our traditional telecommunications service offering, should be considered a non-material agreement and therefore it is Cordia’s position that it should not be attached as an exhibit.  See page 18.

27. We note your statement regarding the “widespread acceptance of VoIP.” Clarify whether you believe that there already has been widespread acceptance of VoIP. If so, address the publicized problems with VoIP service (e.g., inconsistent 911 service and outages).

Cordia Response/Action:  This language has been revised to clarify that we believe VoIP will gain widespread acceptance.  See page 19.

Regulatory Issues, page 17

28. We note your disclosure in your management’s discussion and analysis section regarding your telemarketing activities. Please discuss, if applicable, the impact that the recent Federal Trade Commission rules regarding telemarketing has had on your business.

Cordia Response/Action:  While we recognize the limiting affects these rules have on our ability to acquire customers registered with the Do Not Call (“DNC”) they are not impeding our growth rate.  In addition, the third-party telemarketing firms we use are in compliance with the Telemarketing Sales Rule and subscribe to the DNC registry.  Our telemarketers and our subsidiary, Cordia Communications Corp., are both registered with the appropriate authorities.  Our third-party telemarketing firms’ practices and procedures also comply with the Telemarketing Sales Rule safe harbor provision.  Based on the foregoing, the recent modification to the rules do not impact our business in a manner which would require a separate disclosure.

29. Update the disclosure in the first paragraph (“The aforementioned rates, terms and conditions are to remain effective until March 11, 2005...”).

Cordia Response/Action:  The disclosure has been updated accordingly.

Cordia Communications Corp., page 17

30. Disclose when you expect to enter and generate revenue in the markets you reference.

Cordia Response/Action:  We are going to commence an initial service offering in Washington and Massachusetts in July 2005.  We anticipate entry into Colorado before year end.  Our entry date is dependent upon response times from Qwest as we set up our internal systems to work with the Qwest’s system for the Colorado territory.

Cordia International Corp., page 19

31. Please disclose how many carriers you are in discussions with in the countries that you reference and clarify the nature of these discussions.

Cordia Response/Action:  We are in discussions with an aggregate of 9 carriers located in France, Thailand, China, and Taiwan.  The purpose of these discussions, are to lay the foundation for potential future partnerships at the local level, reduce our network costs by circumventing costs of U.S. wholesalers for DID’s and termination costs and develop relationships with equipment manufacturers for direct sourcing in an effort to save on equipment costs.  See page 22.

Management’s Discussion and Analysis or Plan of Operation, page 19

32. The disclosure in the first paragraph incorrectly references the safe harbor under the Private Securities Litigation Reform Act or 1995, which is not available for penny stock issuers.  Please delete the disclosure.

Cordia Response/Action:  The reference to the Private Securities Litigation Reform Act has been deleted.  The balance of the disclosure remains to inform the reader about the treatment of forward-looking statements.

Plan of Operation, page 20

33. Since you are in the process of developing your VoIP service and other opportunities  that you have identified, what aspects of your business do you anticipate will contribute most to your revenues, expenses, etc.? Also, please describe in greater detail how you expect your expansion into other markets in the US and abroad will impact your business.

Cordia Response/Action:  Language has been included to describe our anticipated revenues by service.   See page 23.

34. Please specifically address your ability to continue as a going concern and disclose what steps management intends to take to remove the growing concern qualification from the audit opinion.

Cordia Response/Action:  Additional detail has been providing which describes phase 2 of our business model, which focuses on improved profitability and cash flow while focusing on limiting churn and improving the quality of customer service base to reduce bad debt, as a means to getting the going concern qualification removed. See page 23.

35. Explain how your agreements with Verizon and Qwest will allow you to expand retail service offerings into new territories during 2005.

Cordia Response/Action:  Additional detail explaining that the agreements give us access to leased networks in additional Verizon and Qwest states included in discussion.  See page 23.

Critical Accounting Policies and Estimates, page 21

36. Revise to include a discussion of your critical accounting estimates here as opposed to relying upon   incorporation by reference.

Cordia Response/Action:  The registration statement has been revised to include the following language (see page 25):

The Company’s accounting policies are more fully described in Note 1 of the consolidated financial statements.  As discussed in Note 1, the preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and the accompanying notes. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances.  Actual differences could differ from these estimates under different assumptions or conditions.  The Company believes that the following addresses the Company’s most critical accounting policies.

We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”).  Under SAB 104, revenue is recognized at the point of passage to the customer of title and risk of loss, when there is persuasive evidence of an arrangement, the sales price is determinable, and collection of the resulting receivable is reasonably assured.  We recognize revenue as services are provided.  Revenues are reflected net of coupon discounts.

Our allowance for doubtful accounts is maintained to provide for losses arising from customers’ inability to make required payments.  If there is a deterioration of our customers’ credit worthiness and/or there is an increase in the length of time that the receivables are past due greater than the historical assumptions used, additional allowances may be required.  For example, at March 31, 2005, every additional one percent of our accounts receivable that becomes uncollectible would reduce our operating income by approximately $70,000.

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109).  Under SFAS No. 109, deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse.  Deferred tax assets will be reflected on the balance sheet when it is determined that it is more likely than not that the asset will be realized.  A valuation allowance has currently been recorded to reduce our deferred tax asset to $0.  Accordingly, as we have reached a level of profitability during the period ended March 31, 2005, and it is our belief that we will maintain this profitability, our potential deferred tax asset of approximately $979,000 at December 31, 2004, will eventually be realized.

Quarterly Comparison, page 22

37. Clarify your references to “new territories” and “new service offerings during 2005.”

Cordia Response/Action:  New territories refer to our anticipated market entry in Massachusetts and Washington and new service offerings refer to our bundled plans and VoIP rollout.  See page 27.

Liquidity and Capital Resources, page 26

38. We note your disclosure that your ability to grow aggressively is limited because your new wholesale agreements require you to maintain current payments and keep a significant portion of your working capital restricted. Please provide more analysis regarding why you believe that your current cash and anticipated profits will provide you with sufficient liquidity to achieve your stated objectives in 2005. You should describe your short-term and long-term cash requirements, including the amounts of these requirements. For example, what do you anticipate your capital expenditures will be for the development of your operations? Your discussion should focus on the funds necessary to maintain current operations, complete projects already underway, and achieve your stated objectives and plans. Finally, you should discuss the sources of your short-term and long-term funding and the circumstances that are      reasonable likely to affect those sources of liquidity. See Release No. 33-8056, http://www.sec.gov/rules/other/33-8056.htm.

Cordia Response/Action:  See additional language on page 31 which includes additional disclosures regarding liquidity.

Certain Relationships and Related Transactions, page 29

39. Disclose Mr. Minella’s ownership interest in Geil’s Ventures LLC. In addition, tell us in your response letter why you believe the high interest rates charged on both loans were market rate.

Cordia Response/Action: The second paragraph under this section, page 29, has been modified to include the following: Alexander Minella, General Manager of Cordia’s Telecommunications Division, is the 5% owner and managing member of Geils Ventures, LLC.    See page 34.

In our efforts to raise working capital, we have discussions with several asset based lenders.  To date, the effective rates which allow for line fees, factoring fees and interest charges have been well in excess of 20%.  Using that as a benchmark, we believe the interest rates offered by Geils Ventures LLC is reasonable and within market rate of what we would be offered by other lenders.

Market for Common Equity and Related Stockholder Matters, page 30

40. Please update your table to provide the information for the first quarter of 2005. See Item 201 (a)(ii) of Regulation S-B

Cordia Response/Action:  Table updated to include period ended March 31, 2005.  See page 35.

Executive Compensation, page 32

41. If any of your named executive officers held options as of December 31, 2004, provide the option value table required by Item 402(d) of Regulation S-B.

Cordia Response/Action:  Three of the named officers held options as of December 31, 2004.  The option value table required by Item 402(d) of Regulation S-B has been included in the amended SB-2.  See page 38.

Signature Page

42. Please note that your principal financial officer must also sign the registration statement. In your amended filing, please indicate who is signing in this capacity. See the instructions for signatures of Form SB-2.

Cordia Response/Action:  Registration statement modified to clarify that our Chief Accounting Officer is our principal financial officer.

Form 10-KSB for the year ended December31, 2004

Form 10-QSB for the quarter ended March 31, 2005

Item 8A. Controls and Procedures

43. Please note that your principal executive officer and financial officer are required to disclose their conclusions regarding the effectiveness of your disclosure controls and procedures.  Accordingly, please clarify, if true, that your principal accounting officer is your principal financial officer. See Item 307 of Regulation S-B.

Cordia Response/Action:  A Form 10-QSB/A and a Form10-KSB/A correcting this deficiency were accepted by the Commission on June 16, 2005. Attached for your reference is the revised page from both documents.

44. We note your disclosure that your certifying officers evaluated the effectiveness of your disclosure controls and procedures “within 90 days of this Report...” Please note that filings after August 14, 2003 must comply with disclosure requirements of revised Item 307. That is, you must disclose the conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based upon the evaluation of these controls and procedures. Please revise accordingly.

Cordia Response/Action:  A Form 10-QSB/A and a Form10-KSB/A correcting this deficiency were accepted by the Commission on June 16, 2005. Attached for your reference is the revised page from both documents.

45. We note your disclosure that your “disclosure controls and procedures are effective to ensure that material information relating to our Company is made known to management, including the CEO and CAO, particularly during the period when our periodic reports are being prepared...” Please revise to state, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized, and reported within the  time periods specified in the Commission’s rules and forms and are also effective to ensure  that information require to be disclosed in the reports that your file or submit under the  Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective.

Cordia Response/Action:  A Form 10-QSB/A and a Form10-KSB/A correcting this deficiency were accepted by the Commission on June 16, 2005. Attached for your reference is the revised page from both documents.

46. We note your disclosure that “the CEO and CAO each note that, since the date of his/her evaluation until the date of this Report, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.”  Item 308 (c) of Regulations S-B requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise to state, if true, that there was no change in your internal control over financial reporting that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Cordia Response/Action:  A Form 10-QSB/A and a Form10-KSB/A correcting this deficiency were accepted by the Commission on June 16, 2005. Attached for your reference is the revised page from both documents.

Item 601 (b)(31) Certifications

47. Please be advised that the Rule 13a-14 certifications must be in the exact form and include the exact disclosure as specified by Item 601(b)(31) of Regulation S-B. In this regard, please note that the form of officer certifications was revised under SEC Release No.33-8238 (June5, 2003). In the amendments of your Form 10-KSB and Form 10-QSB, please include the revised certifications. Please note that when you correct your certifications, you will have to re-file you Form 10-KSB and 10-QSB in their entirety.

Cordia Response/Action:  A Form 10-QSB/A and a Form10-KSB/A correcting this deficiency were accepted by the Commission on June 16, 2005.   Attached for your reference are corrected Exhibits 31.1 and 31.2 from both documents.

Please feel free to contact me if you require any additional information.

Respectfully submitted,

Maria A. Abbagnaro

General Counsel

914-948-5550 x1054

cc:

Albert G. Pappas

(202) 772-9205 (facsimile)